September 20, 2021

Mr. John Cannarella

Staff Accountant.

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3337

Re:	Camber Energy, Inc
Form 10-K for the Fiscal Year ended March 31, 2020 Filed June 29, 2020 File No. 001-32508

Dear Mr. Cannarella:

On behalf of Camber Energy, Inc., a Nevada corporation (the “Company” or “Camber”), we have the following responses to the September 10, 2021 letter from the staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) relating to comments the Staff had on the Company’s Form 10-K for the Fiscal Year ended March 31, 2020 filed with the Commission on June 29, 2020.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Form 10-K for the Fiscal Year ended March 31, 2020

Note 14 – Stockholders ‘Equity, page F-29

1.

We note that you further revised the Series C preferred stock Certificate of Designation in response to prior comment three and that you view the changes as corrections. However as discussed during our phone conference on September 8, 2021, since the changes were clearly substantive and required approval under the protective provision you will need to adhere to the guidance in FASB ASC 480-10-S99-3A (18) in accounting for the modification. Please amend your annual report for the fiscal year ended March 31, 2020 and the subsequent interim reports covering the quarters ended June 30, 2020 and September 30, 2020, to correct your accounting for the Series C preferred stock, as indicated in prior comment three, in which we referenced the guidance on classification and the initial and subsequent measurement requirements.

Please refer to FASB ASC 250-10-50-7 through 11 for guidance on reporting error corrections in these reports which should encompass both comparative periods in each report, financial statement notes pertaining to the corrections, “restated” labeling on column headers, and revised MD&A as applicable. You should include an explanatory note at the forepart of each amendment to describe the nature and scope of revisions and to reference those sections of the filing where further details are provided.

Mr. John Cannarella

September 20, 2021

Page | 2

RESPONSE:

We will amend our annual report for the fiscal year ended March 31, 2020 and the subsequent interim reports covering the quarters ended June 30, 2020 and September 30, 2020 to correct the accounting for the Series C preferred stock relative to classification and the initial and subsequent measurement requirements, and will appropriately apply the guidance on reporting error corrections. Each of these amendments will include an explanatory note describing the nature and scope of revisions and will also reference those sections of the filing where further details are provided.

2.

We note that you agreed to provide incremental disclosures to address the concerns raised in prior comments two and four, although you proposed to limit compliance to future reports. Given that you will need to amend prior filings to correct the reporting for the Series C preferred stock, you should adhere to the disclosure requirements referenced in prior comments two and four when revising the financial statements in these reports. Please submit the reconciliation and list of changes requested in prior comment one, as will pertain to the accounting and disclosures required for the Series C preferred stock.

RESPONSE:

We will include the appropriate disclosure requirements in each of the amended reports referred to above and will submit a reconciliation and list of changes pertaining to the accounting and disclosures required for the Series C preferred stock.

3.

We note that you are delinquent in filing your transition report on Form 10-KT, and the interim reports on Form 10-Q for the first and second quarters of your 2021 fiscal year. Since you elected to change your fiscal year-end from March 31 to December 31 on February 4, 2021, your transition report was due May 5, 2021 and the first and second interim reports were due May 17, 2021 and August 16, 2021 respectively.

Given that you reported an acquisition of a controlling interest in Viking Energy, Inc. on December 23, 2020, if you were properly identified as the accounting acquirer, you would also be delinquent in filing an Item 9.01 Form 8-K, having the historical and proforma financial statements pertaining to that acquisition, which was due March 10, 2021.

Please comply with your reporting obligations under Rules 13a-10, 13a-13 and 13a-11 of Regulation 13A. In light of the accounting and disclosure issues noted in our prior comments and referenced above, you should also observe the requirements under Item 4.02 of Form 8-K, concerning non-reliance on previously issued financial statements, as the report would be required within four business days of the event.

RESPONSE:

We acknowledge that we are delinquent relative to the filings referenced above, and are in the process of bringing these filings current, beginning with the amendments and restatements referred to in comments 1 and 2 above.

Relative to the acquisition of a controlling interest in Viking Energy Group, Inc., on December 23, 2020, and the corresponding delinquency pertaining to an Item 9.01 Form 8-K, we will be filing a Form 8-KA to include the appropriate financial information required by the applicable Rules and Regulations.

The Company has complied with its reporting requirements under Item 4.02 of Form 8-K, by filing a Form 8-K concerning non-reliance on previously issued financial statements, filed on September 16, 2021.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer